UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934

                                  Senomyx Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    81724Q107
                                 (CUSIP Number)

                               September 30, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81724Q107
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Perry Corp.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           3,343,917
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          NONE
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,343,917
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            NONE
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,343,917
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     13.11%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA, CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 81724Q107
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Richard C. Perry
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           3,343,917 (all shares beneficially owned by Perry Corp.)(1)
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          NONE
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,343,917 (all shares beneficially owned by Perry Corp.)(1)
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            NONE
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,343,917(1)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     13.11%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Richard Perry disclaims any beneficial ownership interest of the shares of Common Stock held by any funds for which Perry Corp. acts as the general partner and/or investment adviser, except for that portion of such shares that relates to his economic interest in such shares.

ITEM 1(a).        NAME OF ISSUER:

                  Senomyx Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL PLACE EXECUTIVE OFFICES:

                  11099 North Torrey Pines Road
                  La Jolla, CA 92037

ITEM 2(a).        NAME OF PERSON FILING:

                  This statement is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a private investment firm, and Richard C. Perry is the President and sole stockholder of Perry Corp. Their agreement in writing to file this statement on behalf of each of them is attached as Exhibit A hereto.

                  This statement relates to shares held for the accounts of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  767 Fifth Avenue, 19th Floor
                  New York, NY 10153

ITEM 2(c).        CITIZENSHIP:

                  Perry Corp. is a New York corporation and Richard C. Perry is a citizen of the United States.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.001 (the "Common Stock")

ITEM 2(e).        CUSIP NUMBER:

                  81724Q107

ITEM 3. Perry Corp. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and Richard C. Perry is a control person of Perry Corp.

ITEM 4.           OWNERSHIP:

                  (a)   AMOUNT BENEFICIALLY OWNED:

                        3,343,917(1)

                  (b)   PERCENT OF CLASS:

                        13.11%

                  (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                        (i)   Sole power to vote or to direct the vote:

                              3,343,917(1)

                        (ii)  Shared power to vote or to direct the vote:

                              NONE

                        (iii) Sole power to dispose or to direct the disposition
                              of:

                              3,343,917

                        (iv) Shared power to dispose or to direct the disposition of:

                              NONE

----------
(1) Richard Perry disclaims any beneficial ownership interest of the shares of Common Stock held by any funds for which Perry Corp. acts as the general partner and/or investment adviser, except for that portion of such shares that relates to his economic interest in such shares.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, and proceeds from the sale of, the shares held for the accounts of such funds in accordance with their respective limited partnership interest (or investment percentages) in such funds.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  See Exhibit B

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF THE GROUP:

                  Not Applicable

ITEM 10.          CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2005
       New York, New York               By: Richard C. Perry
                                            President


                                            By:
                                                /s/ Michael C Neus
                                                --------------------------------
                                                Michael C Neus
                                                Attorney-in-Fact for Richard C.
                                                Perry

Dated: October 11, 2005
       New York, New York               Richard C. Perry


                                            By: /s/ Michael C Neus
                                                --------------------------------
                                                Michael C Neus
                                                Attorney-in-Fact for Richard C.
                                                Perry

                                  EXHIBIT INDEX

Exhibit A --      Agreement between Perry Corp. and Richard C. Perry to file this statement jointly on behalf of each of them.

Exhibit B --      Item 7.

Exhibit C --      Power of Attorney, dated as of June 21, 2005, granted by
                  Richard Perry in favor of Paul Leff and Michael Neus.

                                                                       EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Senomyx Inc., and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: October 11, 2005
       New York, New York               By: Richard C. Perry
                                            President


                                            By:
                                                /s/ Michael C Neus
                                                --------------------------------
                                                Michael C Neus
                                                Attorney-in-Fact for Richard C.
                                                Perry

Dated: October 11, 2005
       New York, New York               Richard C. Perry


                                            By: /s/ Michael C Neus
                                                --------------------------------
                                                Michael C Neus
                                                Attorney-in-Fact for Richard C.
                                                Perry

                                                                       EXHIBIT B

                                     ITEM 7

Perry Corp. is the relevant entity for which Richard C. Perry may be considered a control person.

Perry Corp. is an investment adviser registered under the Investment Advisers Act of 1940.

                                                                       Exhibit C

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, RICHARD Perry, hereby make, constitute and appoint each of PAUL LEFF and MICHAEL NEUS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an officer of, shareholder of or in other capacities with Perry Corp. ("Perry") and each of its affiliates or entities advised by me or Perry, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 21st day of June 2005.


                                        /s/ Richard Perry
                                        -----------------------------
                                        Richard Perry